Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	1997	1998	1999	2000	2001	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2002
Income (loss) from continuing operations before income taxes	(161.3)	81.5	105.5	207.6	332.3	258.1	341.7

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	71.7	48.7	41.6	38.5	27.0	22.8	13.7
Portion of rental expense as can be demonstrated to be representative of the interest factor	22.6	22.5	22.3	23.8	24.9	18.7	21.4

Total fixed charges	94.3	71.2	63.9	62.3	51.9	41.5	35.1

Earnings before income taxes and fixed charges	(67.0)	152.7	169.4	269.9	384.2	299.6	376.8

Ratio of earnings to fixed charges	N/A	2.14	2.65	4.33	7.40	7.22	10.74